UNITED STATES SECURITIES
                            AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K
                                CURRENT REPORT


        REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-
                16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             DATED May 16, 2003
                             -------------------

                      BUFFALO GOLD LTD. (File #: 0-30150)
                  ------------------------------------------
                (Translation of registrant's name into English)

       Suite 880, 609 Granville Street, Vancouver, B.C., Canada, V7Y 1G5
       -----------------------------------------------------------------
                  (Address of principal executive offices)

   [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                       Form 20-F [ X ]     Form 40-F [  ]
                                 -----               ----
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]
                              Yes [ ]   No [ X ]
                                  ---       ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

THE COMPANY, A FOREIGN PRIVATE ISSUER DOMICILED IN CANADA, IS REQUIRED, UNDER THE ALBERTA SECURITIES ACT AND RULES TO FILE WITH THE ALBERTA SECURITIES COMMISSION, FOR PUBLIC VIEWING, QUARTERLY AND ANNUAL FINANCIAL STATEMENTS, AND OTHER INFORMATION, WHICH THE REGISTRANT DEEMS OF MATERIAL IMPORTANCE TO STOCKHOLDERS.


Copy of the Annual General Meeting June 30, 2003 Annual Information Circular with Proxy dated May 15, 2003, as filed with the Alberta Securities Commission, are attached hereto and filed as Exhibit 99.1 on Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

BUFFALO GOLD LTD.

By:   "Tracy Moore"
-----------------------
Name: Tracy Moore
Title: Director
Date:   May 16, 2003

Exhibit 99.1
Annual General Meeting June 30, 2003
Annual Information Circular with Proxy
May 16, 2003


                                BUFFALO GOLD LTD.
                        (Formerly Buffalo Diamonds Ltd.)
                           880 - 609 Granville Street
                                 Vancouver, BC
                                    V7Y IG5


                        NOTICE OF ANNUAL GENERAL MEETING


NOTICE IS HEREBY GIVEN THAT the Annual General Meeting of the shareholders of BUFFALO GOLD LTD. (the "Company") will be held at Suite 880, Canaccord Capital Tower, 609 Granville Street, Vancouver, British Columbia, on June 30, 2003, at the hour of 10:00 A.M., Vancouver time, for the following purposes:
1. to receive and consider the report of the directors to the shareholders and the financial statements of the Company together with the auditor's report thereon for the financial year ended December 31, 2002.
2.    to fix the number of directors at four (4).
3.    to elect directors for the ensuing year.
4.    to appoint Davidson & Company as auditor for the ensuing year.
5. to authorize the directors to fix the remuneration to be paid to the auditor.
6. to consider and, if thought fit, to pass an ordinary resolution approving the implementation by the Corporation of a stock option plan for the Corporation, subject to regulatory acceptances, as more fully set forth in the information circular accompanying this Notice
7. to transact such further or other business as may properly come before the meeting and any adjournments thereof.

each as described in the Management Proxy Circular accompanying this Notice.

      All shareholders are invited to attend the Meeting. Only shareholders of record on May 15, 2003 will be entitled to receive notice of and to vote at the Meeting except to the extent that a shareholder has transferred any common shares of the Company after that date and the new holder of such common shares establishes proper ownership and requests not later than 10 days before the date of the Meeting that his name be included in the list of shareholders eligible to vote at the Meeting.


      Whether or not you expect to attend the Meeting, PLEASE SIGN, DATE AND RETURN THE ENCLOSED PROXY PROMPTLY IN THE ENCLOSED ENVELOPE to Computershare Trust Company of Canada, 4th Floor. 510 Burrard Street, Vancouver, BC, V6C 3B9. Your promptness in returning the proxy will assist in the expeditious and orderly processing of proxies and will ensure that your shares are represented. Please note that you may vote in person at the Meeting even if you have previously returned the proxy.


DATED this 15th day of May, 2003.

BY ORDER OF THE BOARD

"John Tully"
 John Tully, President and Chief Executive Officer

BUFFALO GOLD LTD.
(Formerly Buffalo Diamonds Ltd.)                Suite 880, 609 Granville Street
                                               Vancouver, B.C., Canada  V7Y 1G5
                                         Phone: 604-685-5492  Fax: 604-685-6940




                       ANNUAL AND SPECIAL GENERAL MEETING
                   OF SHAREHOLDERS TO BE HELD ON JUNE 30, 2003


SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of Buffalo Gold Ltd. (the "Corporation" or "Buffalo") for use at the Annual and Special General Meeting (the "Meeting") of the Shareholders of the Corporation to be held on June 30, 2003, at the hour of 10:00 o'clock in the forenoon, Vancouver time, and at any adjournments thereof for the purposes set out in the accompanying Notice of Meeting. Although it is expected that the solicitation of proxies will be primarily by mail, proxies may also be solicited personally or by telephone by directors or officers of the Corporation. The cost of any such solicitation will be borne by the Corporation.


APPOINTMENT AND REVOCATION OF PROXIES

An instrument appointing a proxy shall be in writing and shall be executed by the Shareholder or his attorney authorized in writing or, if the Shareholder is a corporation, by an officer or attorney thereof duly authorized.

The persons named in the Instrument of Proxy accompanying this Information Circular are officers and directors of the Corporation. A Shareholder submitting an Instrument of Proxy shall have the right to appoint a person to represent the Shareholder at the Meeting other than the person or persons
designated in the Instrument of Proxy furnished by the Corporation.    To
exercise this right, the Shareholder must either insert the name of the desired representative in the blank space provided in the Instrument of Proxy and strike out the other names or submit another proper form of proxy. An Instrument of Proxy will not be valid unless it is deposited at the offices of Computershare Trust Company of Canada ("Computer-share"), Stock Transfer Services Division, 510 Burrard Street, Vancouver, British Columbia V6C 3B9, not less than forty-eight (48) hours (excluding Saturdays, Sundays and statutory holidays in the Province of British Columbia) before the time of the Meeting, or any adjournment thereof.

A person giving a proxy has the power to revoke it. In addition to revocation in any other manner permitted by law, an Instrument of Proxy may be revoked by instrument in writing executed by the Shareholder or by his attorney authorized in writing or, if the Shareholder is a corporation, by an officer or attorney duly authorized, and delivered to the offices of Computershare Trust Company of Canada, Stock Transfer Services Division, 510 Burrard Street, Vancouver, British Columbia V6C 3B9, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof at which such Instrument of Proxy is to be used, or to the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, and upon either of such deliveries, the Instrument of Proxy shall be revoked.


EXERCISE OF DISCRETION BY PROXY

The persons named in the enclosed Instrument of Proxy will vote the shares in respect of which they are appointed in accordance with the direction of the Shareholder appointing them. In the absence of such direction, such shares will be voted in favour of the matters referred to in the accompanying Notice of Meeting.

The enclosed Instrument of Proxy confers discretionary authority on the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. As at the date of this Information Circular, management of the Corporation knows of no amendments, variations or other matters to come before the Meeting, other than those matters referred to in the Notice of Meeting.


ADVICE TO BENEFICIAL SHAREHOLDERS

The information set forth in this section is of significant importance to a substantial number of shareholders who do not hold their Common Shares in their own name. Shareholders who do not hold their Common Shares in their own name (referred to in this section as "Beneficial Shareholders") should note that only proxies deposited by shareholders whose names appear on the records of the Corporation as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those shares will not be registered in such shareholder's name on the records of the Corporation. Such shares will more likely be registered under the name of the shareholder's broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities), which company acts as a nominee for many Canadian brokerage firms). Voting Shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers/nominees are prohibited from voting shares for their clients. The directors and officers of the Corporation do not know for whose benefit the Common Shares registered in the name of CDS & Co. are held.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholder's meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Share-holders in order to ensure that their Common Shares are voted at the Meeting. Often the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided by the Corporation to the registered shareholders. However, its purpose is limited to instructing the registered shareholder how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Independent Investor Communications Corporation ("IICC"). IICC typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to IICC. IICC then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. A Beneficial Shareholder receiving a proxy with an IICC sticker on it cannot use that proxy to vote Common Shares directly at the Meeting - the proxy must be returned to IICC well in advance of the Meeting in order to have the Common Shares voted.

THE CORPORATION

Buffalo's principal office is located at Suite 880, Canaccord Capital Tower, 609 Granville Street, Vancouver, British Columbia V7Y 1G5 and its registered office is located at Suite 1400, 700 Second Street S.W., Calgary, Alberta T2P 4V5. The Common Shares are listed on the TSX Venture Exchange (symbol "TSX-YB.U"). The information given herein is as of May 15, 2003, unless otherwise specified.

DESCRIPTION OF SHARE CAPITAL

The authorized capital of Buffalo currently consists of an unlimited number of Common Shares, without par value. As of May 15, 2003 there were 3,552,480 Common Shares issued and outstanding and 794,702 Common Shares reserved for issuance pursuant to stock options and other convertible securities that have been granted.

Common Shares

The Common Shares each carry the right to one vote at all meetings of the shareholders of Buffalo.

The holders of Common Shares are entitled to participate in the profits of Buffalo as the directors may determine from time to time. In the event of the liquidation, dissolution or winding-up of Buffalo, the holders of Common Shares are entitled to receive the remaining property of Buffalo equally.


VOTING SHARES AND QUORUM

As of May 15, 2003, there were 3,552,480 Common Shares issued and outstanding, each carrying the right to one vote per share. Only Shareholders registered on May 15, 2003 (the "Record Date") are entitled to receive notice of and to vote at the Meeting unless after that date a shareholder of record transfers his shares and the transferee, upon producing properly endorsed certificates evidencing such shares or otherwise establishing that he owns the shares, demands not later than ten (10) days before the Meeting that the transferee's name be included in the list of Shareholders entitled to vote, in which case such transferee is entitled to vote such shares at the Meeting.

The By-Laws of the Corporation provide that a quorum of Shareholders shall be constituted if at least two (2) persons holding at least one twentieth (1/20) of shares issued are represented either in person or as the duly appointed nominee or proxy of a shareholder at the Meeting. A quorum must be present at the opening of the Meeting for transaction of business but does not have to be sustained throughout the Meeting.


PRINCIPAL HOLDERS OF VOTING

As of the date of this Information Circular, the officers and directors of Buffalo, as a group, beneficially owned directly or indirectly (excluding any shares held by spouses) approximately 214,238 of the issued and outstanding Common Shares and options warrants to purchase an aggregate of 127,700 additional Common Shares.

To the knowledge of the directors and senior officers of the Company, the only persons that beneficially own, directly or indirectly, or exercise control or direction over shares carrying more than 10% of the voting rights attached to all shares of the Company are as follows:

------------------------------------------------------------------------------
Name            No. of Common Shares Owned          Percentage of Outstanding
                       or Controlled                      Common Shares
------------------------------------------------------------------------------

CDS & Co.               1,731,755                             48.75%

------------------------------------------------------------------------------

The above information was supplied by the Company's transfer agent, Computershare Trust Company of Canada. The Directors and Officers of the Company have no knowledge of any other person(s) who beneficially owns, directly or indirectly, or who exercises control or direction over voting securities of the Company carrying more than 10 percent of the voting rights. However, this information is not reasonably within the power of the Directors to ascertain or procure for a number of reasons, including the fact that many persons who appear as registered shareholders are, in fact, not the beneficial holders of the shares and many persons who become beneficial owners of the Company's shares do not register such shares in their names.

CORPORATE GOVERNANCE

The Board of Directors of the Corporation believes that sound corporate governance practices are essential to the effectiveness of the Corporation and its shareholders, and that these practices should be reviewed regularly to ensure that they are appropriate. A description of the Corporation's corporate governance practices follows.

Mandate of the Board

The Corporation's Board of Directors has ultimate responsibility for the management of the Corporation. The Board of Directors discharges its responsibilities directly and through its two executive officers (the "Named Executive Officers"), all of whom are members of the Board. At meetings of the Board, members receive and discuss reports on the operations of the Corporation, industry conditions, strategic plans, financial position, and any specifics of major transactions that are contemplated.

Board Composition

The Board is composed of four (4) members. The Board believes that two (2) directors are "unrelated directors" and the remainder are "related directors". Within the meaning of the TSX Report, an unrelated director is a director who is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the Corporation, other than interests and relationships arising from shareholding.

Proportionate Representation

Within the meaning of the TSX Report, the Corporation does not have a "significant shareholder".

Board Committees

Currently the Corporation has one committee:  the Audit Committee

Audit Committee

The Audit Committee is composed of one related and two unrelated directors.
The Audit Committee is responsible for reviewing the Corporation's financial reporting procedures, internal controls and the performance of the Corporation's
external auditors.   Its members are: James Stewart, Tracy Moore and Doug
Turnbull.

Decisions Requiring Board Approval

In addition to those matters which must by law be approved by the Board, management seeks Board approval for any disposition or expenditure that constitutes a material transaction. Management is also expected to consult with the Board before entering into any venture which is outside of the Corporation s existing businesses or areas of expertise.

Changes in senior management are to be approved by the Board.


STATEMENT OF EXECUTIVE COMPENSATION

The following table sets forth all annual and long term compensation for services in all capacities to the Company for the fiscal years ended December 31, 2002, 2001 and 2000 in respect of the individuals who were, at December 31, 2002, the Named Executive Officers:

------------------------------------------------------------------------------
                           Summary Compensation Table
------------------------------------------------------------------------------
Name and Principal               Salary                              Other
Person                    Year   (gross)   Bonus   Stock Options   Compensation
-------------------------------------------------------------------------------

Douglas Turnbull          2002     nil      nil        nil            $7,378
President, Chief          2001     nil      nil       7,091          $82,559
Executive Officer         2000     nil      nil        nil              nil
------------------------------------------------------------------------------

James G. Stewart          2002     nil      nil        nil           $96,812
Corporate Secretary       2001     nil      nil        nil              nil
                          2000     nil      nil      20,609          $32,750
------------------------------------------------------------------------------

Stock Options Granted During The Most Recently Completed Financial Year

No stock options were granted during the fiscal year ended December 31, 2002 to the Named Executive Officers.

Aggregated Option Exercises during Last Fiscal Year and Fiscal Year-End Option Values

The following table and notes thereto set forth information respecting options exercised by the Named Executive Officers during the fiscal year ended December 31, 2002 and the numbers and accrued value of unexercised stock options held by such officers as at December 31, 2002.

--------------------------------------------------------------------------------
                                             Unexercised    Value of Unexercised
                      Shares    Aggregate    Options at     In-The-Money Options
                   Acquired on    Value      December 31,   at December 31, 2002
                   Exercise    Realized(2)   2002 (3,4,5)     (3,4,5) (Cdn. $)
Name                 (#)(1)       ($)
--------------------------------------------------------------------------------
Douglas Turnbull      nil         nil            7,091              nil
James G. Stewart      nil         nil           20,609              nil
--------------------------------------------------------------------------------
Notes:
(1) Number of common shares of the Company acquired on the exercise of stock options.
(2) Calculated using the average of the high and low prices for a board lot of common shares of the Company on the TSX.
(3) The figures relate solely to stock options and take into effect the consolidation of share capital which occurred subsequent to the end of the most recently completed fiscal year.
(4) Value of unexercised in-the-money options calculated using the closing price of common shares of the Company on the TSX on December 31, 2002, less the exercise price of in-the-money stock options.
(5)  All such options are currently exercisable.

Termination of Employment, Changes in Responsibility and Employment Contracts The Company has not entered into any formal employment agreements with its Named Executive Officers.

The Company and its subsidiaries have no compensatory plan or arrangement in respect of compensation received or that may be received by the Named Executive Officers in the Company's most recently completed or current financial year to compensate such executive officers in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control, where in respect of the Named Executive Officer the value of such compensation exceeds $100,000.

Compensation of Directors

The Company has no arrangements, standard or otherwise, pursuant to which directors are compensated by the Company or its subsidiaries for their services in their capacity as directors, or for committee participation, or involvement in special assignments during the most recently completed financial year or subsequently up to and including the date of this Annual Report, except that directors are compensated for their actual expenses incurred in the pursuance of their duties as directors and certain directors may be compensated for services rendered as consultants or experts. In this regard, Douglas Turnbull and J.G. Stewart, accrued $7,378 and $96,812, respectively, for professional services rendered.

Options/SAR Grants During the Most Recently Completed Financial Year in Favour of Directors who are not Named Executive Officers

The following table sets forth stock options granted by the Company during the fiscal year ended December 31, 2002 to directors who are not Named Executive Officers of the Company:

------------------------------------------------------------------------------
                                                   Market Value
                                                  of Securities
                                                   Underlying
            Securities Under     Exercise or       Options on
            Options Granted      Base Price       Date of Grant    Expiration
Name(1)          ($)(2)        ($/Security)(3)     ($/Security)       Date(4)
-----------------------------------------------------------------------------

James Bonyai    150,000           $0.17               $0.17       May 10, 2007


Dwayne Lashyn   150,000           $0.17               $0.17       May 10, 2007
------------------------------------------------------------------------------
Notes:
(1) These individuals resigned as directors of the Company on September 20, 2002.
(2) These figures take the consolidation of share capital which occurred subsequent to the end of the most recently completed fiscal year.
(3) The exercise price of stock options is set at not less than 100% of the market value of a common share of the Company on the date of grant.
     The exercise price of stock options may only be adjusted in the event that Specified events cause dilution of the Company's share capital and these figures take the consolidation of share capital which occurred subsequent to the end of the most recently completed fiscal year. Options vest immediately upon grant.
(4) These options expired on October 20, 2002 as a result of the resignation of Messrs. Bonyai and Lashyn on September 20, 2002.

Aggregated Options/SAR Exercised during the Most Recent Completed Financial Year and Financial Year-End Option/SAR Values for Directors who are not Named Executive Officers

The following table sets forth details of all exercises of stock options during the fiscal year ended December 31, 2002 by directors who are not Named Executive Officers of the Corporation, and the fiscal year-end value of unexercised options on an aggregated basis:

--------------------------------------------------------------------------------
Name(1)           Shares     Aggregate     Unexercised     Value of Unexercised
               Acquired on     Value         Options           In-The-Money
                Exercise     Realized    at December 31,        Options at
                (#) (2)      (3) ($)       2002 (4,5,6)      December 31, 2002
                                                              (Cdn.$)  (4,5,6)
--------------------------------------------------------------------------------

Raymond Haimila    nil         nil            206,095               nil
--------------------------------------------------------------------------------
Notes:
1) Raymond Haimila is no longer a director of the Company however he continues to provide consulting services. Mr. Haimila's consulting agreement expires July 31, 2003. No figures are disclosed for James Bonyai or Dwayne Lashyn as the options formerly held by those individuals had expired prior to the end of the most recently completed fiscal year.
2) Number of common shares of the Company acquired on the exercise of stock options.
3) Calculated using the closing prices on the exercise date for a board lot of common shares of the Company on the TSX.
4) The figures relate solely to stock options and take into effect the consolidation of share capital which occurred subsequent to the end of the most recently completed fiscal year.
5) The closing price of common shares of the Company on the TSX on December 31, 2002 was less than the exercise price of the stock options.
6)  All such options are currently exercisable.

There were no repricings of stock options held by directors and Named Executive Officers of the Company during the fiscal year ended December 31, 2002.

INDEBTEDNESS OF DIRECTORS AND SENIOR

No director, proposed director, senior officer, nor any of their respective associates or affiliates is or has been at any time since the date of incorporation indebted to the Corporation nor have any of the above been the subject of any guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED

Other than as set forth in this Information Circular, the management of the Corporation is not aware of any material interest, direct or indirect, of any director, proposed director, senior officer of any associate or affiliate of any of the foregoing persons, in any matter to be acted upon.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Other than as set forth in this Information Circular, the management of the Corporation is not aware of any material interest, direct or indirect, of any insider of the Corporation, any nominee for election as a director of the Corporation or any associate or affiliate of any such person in any transaction since the date of incorporation, or in any proposed transaction, that has materially affected or would materially affect the Corporation.

In March 2003, the Company engaged MCSI Consulting Services Inc., a company owned 50% by Tracy A. Moore, for a one year period at $10,000 per month to provide consulting services related to corporate finance governance, regulatory filings and corporate awareness activities for the Company.

DIVIDEND RECORD AND POLICY

The Corporation has not paid any dividends on its issued and outstanding Common Shares to date and does not intend to pay dividends on such shares in the foreseeable future.

AUDITOR, TRANSFER AGENT AND REGISTRAR

The current auditor of the Corporation, Davidson & Company, Chartered Accountants, 609 Granville Street, Suite 1200, Vancouver, British Columbia V7Y 1G6, was appointed on December 30, 2002.

Computershare Trust Company of Canada is the transfer agent and registrar for the Common Shares at its principal offices in Vancouver, 510 Burrard Street, Vancouver, British Columbia V6C 3B9.

PARTICULARS OF MATTERS TO BE ACTED UPON

To the knowledge of the Corporation's Directors, the only matters to be placed before the Meeting are those set forth in the accompanying Notice of Meeting, i.e.:

1.  FINANCIAL STATEMENTS

The audited consolidated financial statements of the Corporation for the fiscal year ended December 31, 2002 will be given consideration at the Meeting.

2.  CHANGE OF AUDITORS AND REMUNERATION OF AUDITORS

On December 30, 2002, PricewaterhouseCoopers LLP, Chartered Accountants, of Vancouver (the "Former Auditor") resigned as auditor of the Company and Davidson & Company, Chartered Accountants, of Vancouver (the "Successor Auditor") agreed to act as the Company's auditor effective immediately. A copy of the Notice of Change of Auditor, letter form the Former Auditor and letter from the Successor Auditor (attached hereto as Schedule "A") and form part of this Information Circular.Members will be asked to approve the following ordinary resolution:

"RESOLVED, as an ordinary resolution, that the change of the Company's auditor from PricewaterhouseCoopers LLP, Chartered Accountants to Davidson & Company, Chartered Accountants, as auditors of the Company for the ensuing year, at a remuneration to be fixed by the directors of the Company, be ratified and approved."

Unless otherwise instructed, the form of proxy given pursuant to this solicitation will be voted for the appointment of Davidson & Company, Chartered Accountants, as auditors of the Company, to hold office until the close of the next Annual General Meeting of the Company, at a remuneration to be fixed by the directors of the Company.

ALL PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOUR OF THE ELECTION OF DAVIDSON & COMPANY, CHARTERED ACCOUNTANTS, AS AUDITOR FOR THE ENSUING YEAR UNLESS THE PROXIES ARE DIRECTED TO BE WITHHELDON THE VOTING FOR AUDITOR.

3.  FIXING THE NUMBER OF DIRECTORS

The Articles of the Corporation state that the Corporation may have a minimum of three (3) and a maximum of ten (10) directors, with the number of directors between the minimum and maximum to be fixed by the shareholders.

The Shareholders will be asked to consider, and if thought fit, to pass the following resolution.

"BE IT RESOLVED THAT the number of directors of the Corporation be and same is hereby fixed at four (4) directors until such time as the directors determine by resolution to increase or decrease that number in accordance with the Corporation's Articles".

4.  ELECTION OF DIRECTORS

The board of directors presently consists of four (4) directors, all of whom are elected annually. Each of the directors, unless re-elected, shall retire from office at the end of the Meeting.

It is proposed that the persons below will be nominated at the Meeting. IT IS THE INTENTION OF THE MANAGEMENT DESIGNEES, IF NAMED AS PROXY, TO VOTE FOR THE ELECTION OF SAID PERSONS TO THE BOARD OF DIRECTORS. MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF SUCH NOMINEES WILL NOT BE ABLE TO SERVE AS DIRECTORS. IF, HOWEVER, FOR ANY REASON ANY OF THE PROPOSED NOMINEES DO NOT STAND FOR ELECTION OR ARE UNABLE TO SERVE AS DIRECTORS, PROXIES IN FAVOUR OF MANAGEMENT DESIGNEES WILL BE VOTED FOR ANOTHER NOMINEE IN THEIR DISCRETION UNLESS THE SHAREHOLDER HAS SPECIFIED IN HIS OR HER PROXY THAT HIS SHARES ARE TO BE WITHHELD FROM VOTING IN THE ELECTION OF DIRECTORS.

Each director elected will hold office until the next annual general meeting of shareholders or until his successor is duly elected or appointed pursuant to the By-Laws of the Corporation.

------------------------------------------------------------------------------

Name,  Position and      Principal Occupation     Director Since    Number of
Municipality of            During the Past                           Common
Residence(1)                 5 Years (1)                            Shares (2)
------------------------------------------------------------------------------

John Tully              Mining Geologist           Apr 16, 2003           nil
North Vancouver,
British Columbia
Director and President

James G. Stewart        Lawyer;  General Counsel   Nov 2, 1999          13,238
Vancouver,              of Adrian Resources Ltd.
British Columbia        until June 2000
Director and Secretary
Member of Audit Committee

Tracy A. Moore         President, MCSI            Jan 21, 2003         200,000
West Vancouver,        Consulting Group,                                (3)
British Columbia       1990 - Present
Director and C.F.O.
Member of Audit Committee

Douglas Turnbull      Geological Consultant,      Jun 21, 2001           1,000
Coquitlam,            President, Lakehead
British Columbia      Geological Services Inc.
Director
Member of Audit Committee
-------------------------------------------------------------------------------
Notes:
(1) The information as to country of residence and principal occupation, not being within the knowledge of the Corporation, has been furnished by the respective directors or officers individually.
(2) The information as to shares beneficially owned or over which a director or officer exercises control or direction, not being within the knowledge of the Corporation, has been furnished by the respective directors individually.
(3) In February 2003, MCSI Capital Corp. participated in a private placement of 200,000 units at a price of U.S.$0.15 per unit, each unit consists of one common share and one-half warrant for a one-year period at an exercise price of U.S.$0.20 per share. Tracy A. Moore owns 50% of MCSI.

5.  STOCK OPTIONS

During the next year, the Corporation may grant additional stock options, subject to all necessary regulatory approvals. Under the current policy of the TSX Venture Exchange, member approval is not required for the grant of stock options if granted in accordance with the policy. However, such policy requires that any decrease in the exercise price of stock options held by insiders be approved by a majority of the members at the Meeting, excluding insiders and their associates (the "disinterested members"). Therefore, the disinterested members at the Meeting will be asked to authorize the directors in their discretion to amend stock options granted to insiders, subject to all necessary regulatory approvals.

For the purpose hereof, an "insider" is a director or senior officer of the Corporation, a director or senior officer of a company that is itself an insider or subsidiary of the Corporation, or a person whose control, or direct or indirect beneficial ownership, or a combination thereof, over securities of the Corporation extends to securities carrying more than 10% of the voting rights attached to all the Corporation's outstanding voting securities.

The number of shares under option from time to time and the exercise price of such options, and any amendments thereto, will be and have been determined by the Directors in accordance with the policies of the TSX Venture Exchange.

6.  PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

     ADOPTION OF STOCK OPTION PLAN

At the Special and Annual General Meeting, members will be asked to consider, and if thought fit, to pass an ordinary resolution approving the implementation by the Company of a Stock Option Plan (the "Plan"). The purpose of the Plan is to assist the Company in attracting, retaining and motivating directors, officers, employees and consultants (together "service providers") of the Company and of its affiliates and to closely align the personal interests of such service providers with the interests of the Company and its shareholders.

Implementation of the Plan, and the exercise of options granted thereunder, will be subject to the approval by the shareholders of the Company and acceptance by the TSX Venture Exchange. The directors may grant options pursuant to the Plan prior to the Annual General Meeting, on the basis that such options will not be exercisable unless and until the Plan has been approved by the TSX Venture Exchange. The terms of the Plan are described below. The directors recommend that the members approve the Plan.

The Plan provides that, subject to the requirements of the TSX Venture Exchange, the aggregate number of securities reserved for issuance, set aside and made available for issuance under the Plan is 355,248 shares of the Company together with the number of securities reserved for issuance under other outstanding incentive stock options and options for service may not exceed 10% of the number of common shares of the Company issued and outstanding from time to time. If option rights granted to an individual under the Plan expire or terminate for any reason without having been exercised, such option shares may be made available for others.

The Plan will be administered by the Board of Directors of the Company, which will have full and final authority with respect to the granting of all options thereunder.

Options may be granted under the Plan to such service providers of the Company and its affiliates, if any, as the Board of Directors may from time to time designate. The exercise price shall be determined by the Board of Directors, but shall, in no event, be less than the closing market price of the Company's shares on the TSX Venture Exchange, or such other price as may be agreed to by the Company and approved by the TSX Venture Exchange. Subject to earlier termination and in the event of dismissal for cause, termination other than for cause or in the event of death, all options granted under the Plan will expire not later than the date that is five years from the date that such options are granted and will not be subject to any vesting provisions in accordance with the terms of the Plan. Options granted under the Plan shall not be transferable or assignable other than by Will or other testamentary instrument or pursuant to the laws of succession.

The Board of Directors consider that the Plan will allow the Company to provide an additional incentive for its directors, officers and service providers, and will be of benefit to the Company and its shareholders in the long term. The ordinary resolution approving the Plan is being submitted to the shareholders in order to satisfy regulatory requirements. In the event the resolution is not passed the Company may not be able to fully implement the Plan.

The proposed ordinary resolution requires a majority of the votes cast by the members present in person or by proxy voting in respect of the resolution excluding votes attaching to shares held by insiders and their associates.

The full text of the Stock Option Plan will be available for review during regular business hours at the Company's office at Suite 880 - 609 Granville Street, Vancouver, B.C. and at the Special and Annual General Meeting.

7.  OTHER BUSINESS

Management of the Corporation has no knowledge, as at the date hereof, of any business other than that mentioned in the Notice of Meeting, to be presented for action by the Corporation at the Meeting. However, the Form of Proxy solicited hereunder confers upon the proxy holder the discretionary right to exercise the powers conferred thereunder upon any other matters and proposals that may properly come before the Meeting, or any adjournment or adjournments thereof.

Dated:    May 15, 2003

                         CERTIFICATE OF THE CORPORATION

The foregoing contains no untrue statement of a material fact (as defined in the Securities Act (Alberta) and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

"John Tully"                                 "Tracy A. Moore"
-----------------------------------           -----------------------------
John Tully                                    Tracy A. Moore
President & Chief Executive Officer           Chief Financial Officer

                                Schedule "A"


BUFFALO GOLD LTD.
Suite 880, 609 Granville Street, Vancouver, B.C., Canada V7Y 1G5
Phone: 604-685-5535  Fax: 604-685-6940


                                     NOTICE

                     NATIONAL POLICY STATEMENT NUMBER 31


TO:  Alberta Securities Commission
     British Columbia Securities Commission
     Ontario Securities Commission

The Auditors of the Company have been the firm of PricewaterhouseCoopers LLP, Chartered Accountants, of Vancouver, British Columbia.

PricewaterhouseCoopers LLP, Chartered Accountants, were asked to resign as the Auditors of the Company and did so effective December 30, 2002. Davidson & Company, Chartered Accountants, were appointed by the Directors of the Company as the new Auditors of the Company commencing December 30, 2002.

The proposal to appoint Davidson & Company, Chartered Accountants, as the new Auditors for the Company was approved by the Company's Audit Committee.

There have been no reservations in any of the Auditor's Reports on the Company's financial statements for the fiscal years ended December 31, 2001 and December 31, 2000, or for any period subsequent to the last completed fiscal year and there have been no reportable events.

The Reporting Package, consisting of a copy of this Notice and copies of the letters from the former Auditor and the successor Auditor indicating their agreement with the information contained in this Notice, has been reviewed by the Directors of the Company and the Audit Committee.

DATED at Vancouver, British Columbia, this 23rd day of April, 2003.

                      BY ORDER OF THE BOARD OF DIRECTORS

                                 "John Tully"

                                  President

PricewaterhouseCoopers LLP                          PricewaterhouseCoopers LLP
                                                         Chartered Accountants
                                                  PricewaterhouseCoopers Place
                                                    250 Howe Street, Suite 700
                                                   Vancouver, British Columbia
                                                                Canada V6C 3S7
                                                   Telephone +1 (604) 806 7000
                                                   Facsimile +1 (604) 806 7806

April 24, 2003



Alberta Securities Commission
British Columbia Securities Commission
Ontario Securities Commission


Dear Sirs:

Subject:    Buffalo Gold Ltd.
------------------------------

Pursuant to Paragraph 4.7 of National Policy No. 31, we hereby confirm our agreement with the information contained in the Notice sent to us by the above-noted company dated April 23, 2003. This confirmation is based on our knowledge of the information at this date.

Yours very truly,


"PricewaterhouseCoopers LLP"

PricewaterhouseCoopers LLP
Chartered Accountants

Celebrating 90 years in British Columbia


PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

DAVIDSON & COMPANY, CHARTERED ACCOUNTANTS
A Partnership of Incpororated Professionals


April 23, 2003



British Columbia Securities Commission
PO Box 10142, Pacific Centre
12th Floor, 701 West Georgia Street
Vancouver, BC
V7Y 1L2

Ontario Securities Commission
20 Queen Street West, 19th Floor, Box 55
Toronto, Ontario
M5H 3S8

Alberta Securities Commission
10025 Jasper Avenue, 20th Floor
Edmonton, Alberta
T5J 3Z5

Dear Sirs:

Re:    Buffalo Gold Ltd. (the "Company")
       Notice of Change of Auditor
----------------------------------------

As required by the National Policy No. 31, entitled "Change of Auditor of a Reporting Issuer", and in connection with our proposed engagement as auditor of the Company, we have reviewed the information contained in the Company's Notice of Change of Auditor, dated April 23, 2003, and agree with the information contained therein, based upon our knowledge of the information relating to the said notice of the Company at this time.

Yours very truly,


"Davidson & Company"

DAVIDSON & COMPANY
Chartered Accountants

Cc:  TSX Venture Exchange


                             A Member of SC International

1200 - 609 Granville Street, PO Box 10372, Pacific Centre,
Vancouver, BC V7Y 1G6
Telephone (604) 687-0947   Fax (604 6887-6172

                                P R O X Y

ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS OF BUFFALO GOLD LTD. (the "Company") TO BE HELD AT SUITE 880 - CANACCORD CAPITAL TOWER, 609 GRANVILLE STREET, VANCOUVER, B.C. ON MONDAY, JUNE 30, 2003, AT 10:00 A.M.

The undersigned shareholder ("Registered Shareholder") of the Company hereby appoints, John Tully, a Director of the Company, or failing this person, Jim Stewart, a Director of the Company, or in the place of the foregoing, ______________________________ as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the Registered Shareholders of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof. The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Registered Shareholder as specified herein.

Resolutions (For full detail of each item, please see the enclosed Notice of Meeting and Information Circular)
-------------------------------------------------------------------------------
                                                                  For   Against
1.  To determine the number of Directors at four (4)
                                                                  For  Withhold
2.  To elect as Director, John Tully
3.  To elect as Director, Tracy A. Moore
4.  To elect as Director, James G. Stewart
5.  To elect as Director, Douglas Turnbull
6.  To appoint Davidson & Company, as Auditors of the Company.
                                                                  For  Against
7.  To authorize the Directors to fix the auditors' remuneration.
8.  To approve an ordinary resolution to implement a stock option plan for the Corporation.
9.  To transact such other business as may properly come before the Meeting.
------------------------------------------------------------------------------
The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE:  -----------------------------
Date:       -----------------------------

Please Print Name: ----------------------
Number of Shares
Represented by Proxy:  ------------------
THIS PROXY IS NOT VALID UNTIL IT IS SIGNED. SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE.

INSTRUCTIONS FOR COMPLETION OF PROXY

1.     This Proxy is solicited by the Management of the Company.
This form of proxy ("Instrument of Proxy") must be signed by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. If this Instrument of Proxy is not dated in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Computershare Trust Company of Canada.

4. A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person, may simply register with the scrutineers before the Meeting begins.

A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do the following:
     (a) appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;
OR
     (b) appoint another proxyholder, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, the Registered Shareholder may still attend the Meeting and may vote in person. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, this proxy form must be received at the office of Computershare Trust Company of Canada by mail or by fax no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting. The mailing address is:

Computershare Trust Company of Canada
Proxy Department
100 University Avenue, 9th Floor
Toronto, ON M5J 2Y1
Fax:  Within North America: 1-866-249-7775
Outside North America:  (416) 263-9524.

                                BUFFALO GOLD LTD.
                                 (the "Company")

                    Request for Interim Financial Statements

In accordance with National Instrument 54-102 of the Canadian Securities Administrators, registered and beneficial shareholders of the Company may elect annually to receive interim corporate mailings, including interim financial statements of the Company, if they so request. If you wish to receive such mailings, please complete and return this form to:

                      Computershare Trust Company of Canada
                              100 University Avenue
                                   9th Floor
                                  Toronto, ON
                                    M5J 2Y1

NAME:  -------------------------------------

ADDRESS:------------------------------------

POSTAL CODE:  ___________________________
I confirm that I am the BENEFICIAL owner of -------------- shares of the
Corporation.                              (Common/Preferred)
SIGNATURE OF
SHAREHOLDER:   ______________________________________DATE:____________

CUSIP:               11953Q106
SCRIP COMPANY CODE:  YBUQ

                                BUFFALO GOLD LTD.
                                 (the "Company")

                    Request for Interim Financial Statements

In accordance with National Instrument 54-102 of the Canadian Securities Administrators, registered and beneficial shareholders of the subject Company may elect annually to receive interim corporate mailings, including interim financial statements of the Company, if they so request. If you wish to receive such mailings, please complete and return this form to:


                      Computershare Trust Company of Canada
                              100 University Avenue
                                   9th Floor
                                  Toronto, ON
                                    M5J 2Y1

NAME:---------------------------------

ADDRESS:------------------------------

POSTAL CODE:  ___________________________
I confirm that I am the REGISTERED owner of -----------------------------
shares of the Corporation.                     (Common/Preferred)

SIGNATURE OF
SHAREHOLDER:  ______________________________________DATE:____________

CUSIP:                11953Q106
SCRIP COMPANY CODE:   YBUQ
